Environment Protection and Biodiversity Conservation Act 1999 (Cwth)

This report is provided in accordance with section 516A of the Australian Environment Protection and Biodiversity Conservation Act 1999.
Purpose

Section 516A(b) of the Environment Protection and Biodiversity Conservation Act 1999 (the EPBC Act) requires us to:

  report on how our actions and the administration of legislation by us has accorded with the principles of ecologically sustainable development (ESD);
  document the effect of our actions on the environment;
  identify any measures we are taking to minimise the impact of our actions on the environment; and
  identify mechanisms for reviewing and increasing the effectiveness of those measures.

Overview of our activities and their impacts on the environment

While benefits to the environment through telecommunications can be achieved, the development and maintenance of telecommunication services does have environmental impacts. In particular, constructing and maintaining telecommunications infrastructure, consuming resources through our day-to-day office activities, generating waste and our use of land may impact on the environment. For more detail refer to the Telstra Public Environment Report: http://www.telstra.com.au/sustainability/environ.htm.

ESD and minimising the impact on the environment

Our activities promote ESD in a number of ways. In particular, the provision of telecommunications services has the potential to reduce the impact of our activities and the activities of our customers on the environment in the following ways:

  minimising reliance on transport (and its associated environmental impacts) by opting for "real-time" audio and visual communications;
  providing increased opportunity for communities to interact better;
  replacing paper-based and resource-intensive ways of transferring information; and
  improving the dissemination of information and ideas locally and globally.

We are committed to using and developing telecommunications to improve resource efficiency and minimise environmental impacts. We are also using telecommunications to minimise our environmental impact by:

  reviewing internal paper-based processes and progressively developing online alternatives for staff use, with the aim of establishing a more sustainable, e-enabled Telstra. For instance, online alternatives have been instigated for our staff newspaper, training, pay slips and most administration; and
  teleconferencing and video conferencing is being used extensively throughout the company for all forms of meetings, covering weekly team debriefs through to senior executive and board meetings.
Other measures to reduce the impact of our activities on the environment include:
  Managing our energy consumption and greenhouse emissions across the company
  In August 2001, we became a signatory to the Australian Greenhouse Challenge. We have established an energy management team to integrate energy efficiencies into existing telecommunications infrastructure and monitor the consumption of electricity and resultant greenhouse gas emissions across the company's operations.
  In our commitment to the Greenhouse Challenge we proposed to reduce our greenhouse emissions by 6% below business as usual. This is being achieved by efficient energy use in property facilities and increased recycling of organic wastes such as paper. Actions have also commenced in our Fleet group to introduce LPG-only vehicles to support the greenhouse reduction target. Each September we will submit an annual action plan to the Australian Greenhouse Office, which will outline initiatives to achieve further reductions in greenhouse emissions on an ongoing basis.
  Managing waste streams to minimise volumes of waste going to landfill and enable waste minimisation practices to be developed and implemented
  Steps to manage waste streams include:
    incorporating recycling facilities for paper waste and other recyclables at our major offices;
    participating in the national mobile phone and battery recycling scheme organised in conjunction with the Australian Mobile Telecommunications Association, enabling customers to return discarded mobile phones, accessories and batteries to all retail outlets, avoiding disposal to landfill;
    the BookMuncher® Directory Recycling Initiative, managed by our subsidiary, Sensis®, which is currently achieving a recycling rate of 60% of directories distributed; and
    we are a signatory to the National Packaging Covenant (NPC) and have developed an action plan to reduce the environmental impacts associated with the packaging of our consumer retail products. An important aspect of the action plan involves us working with our suppliers to aim to avoid, reduce and recycle packaging waste where feasible.
  Developing and promoting product stewardship initiatives to provide greater opportunity to minimise the impact on the environment in the consumption of products and materials
  We have launched our Environment Purchasing Policy which is supported by our own online environmental assessment system and packaging guidelines which will be used across all our purchasing areas to environmentally screen all products, materials and services that we procure. Our environmental approach to purchasing will influence our suppliers to be conscious about the environmental aspects of their products, services and operations and aims to continually improve the environmental outcomes in an efficient and effective way. Aspects such as energy consumption, packaging and waste avoidance, recyclability and disposal, feature as part of the screening process.
  Minimising environmental impacts in the maintenance and development of telecommunications infrastructure
  In addition to the EPBC Act, our development of telecommunications infrastructure is subject to the environmental and planning approval requirements of the Telecommunications Act and State and Territory legislation. Under these regulatory frameworks the approval processes require the identification and assessment of the nature and extent of likely environmental impacts and impose controls to minimise the environmental impacts associated with the construction and maintenance of a network facility.
  With respect to the management of infrastructure, we have programs in place to manage the on-site storage and handling of dangerous goods to minimise the potential to cause contamination. These programs also identify and manage risks posed by contamination of land. Before we divest sites, they undergo environmental site assessments and remediation where required.

  Review of measures to minimise environmental impacts

  We have implemented the following mechanisms for reviewing and increasing the effectiveness of our programs to minimise our impact on the environment and improve our performance to accord with the principles of ESD:

    Implementation of Telstra's environmental management system (TEMS)
    Through the implementation of TEMS, introduced in 1998, we have established a framework to effectively manage key environmental aspects of our business consistently and efficiently with a commitment to continual improvement. TEMS is based on the Australian/New Zealand Standard on Environmental Management Systems (AS/NZS ISO 14001:1996).
    Through TEMS, we have established processes to:
      monitor incidents and track compliance;
      assess and monitor the environmental impacts of our activities;
      conduct audits covering high environmental risk aspects;
      consult with Government and the community; and
      identify cost reduction opportunities.
    Internal reporting and corporate governance
    In accordance with TEMS, relevant business units report against environmental performance criteria biannually. This information is consolidated into a company-wide environmental performance report submitted to our Audit Committee for executive oversight and endorsement of environment initiatives.
    Public environment reporting
    We produce a Public Environment Report annually, which outlines key environment programs being undertaken by us and environment targets to be met. Ongoing reporting on our environment performance will emphasise the progressive targets to be met to continually improve our performance towards a more environmentally sustainable approach to business. Our Public Environment Report for 2001-02 is scheduled for release later in calendar 2002.